Exhibit 3.05

STATE OF DELAWARE

CERTIFICATE FOR RENEWAL

AND REVIVAL OF CHARTER

The.corporation organized under the laws of Delaware, the charter of which was voided for non-payment of taxes, now desires to procure a restoration, renewal and revival of its charter and hereby certifies as follows:

1.

The name of this corporation is Azurel Ltd.

2.

The address of the registered office of the Corporation in the State of Delaware is 1220 N. Market Street, Suite 808. Wilmington, Delaware in the county of New Castle. The name of its registered agent at such address is American Incorporators Ltd.

3.

The date the Certificate of Incorporation was filed in Delaware was June 26. 1995.

4.

The date when restoration, renewal and revival of the charter of this company is to commence is the 29th day of February, 2002, same being pior to the date of the expiration of the charter. This renewal and revival of the charter of this corporation is to be perpetual.

5.

This corporation was duly organized and carried on the business authorized by its charter until the let day of March, 2002, at which time its charter became inoperative and voided for non-payment of taxes and this certificate for renewal and revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

IN TESTIMONY WHEREOF, and in compliance with the provisions of Section 312 of the General Corporation Law of the State of Delaware, as amended, providing for the renewal, extension and restoration of charters the last and acting authorized officer hereunto set his hand to this certificate this 13th day of September, 2006.

/s/ Steven Moskowitz

Steven Moskowitz, President